EXHIBIT 12.2

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2009
	2008	2007	2006	2005	2004
Earnings (loss) (in thousands)	$(1,096)	1,948	9,222	4,619	(4,181)	(8,040)
Combined Fixed Charges and Preferred Dividends (in thousands)	$1,314	1,358	1,148	757	757	682
Ratio of Earnings (loss) to Combined Fixed Charges and Preferred Dividends	(0.8)	1.4	8.0	6.1	(5.5)	(11.79)
Coverage deficiency to attain a ratio of 1:1 (in thousands)	$2,410	—	—	—	4,938	8,722